                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                          For the Month of October 2003

                                  ------------

                         (Commission File. No 0-30718).

                                   -----------


                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

                               13811 WIRELESS WAY
                   RICHMOND, BRITISH COLUMBIA, CANADA V6V 3A4
              -----------------------------------------------------
              (Address of principal executive offices and zip code)


        Registrant's Telephone Number, including area code:  604-231-1100
                                                           ----------------


Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:                Form 20-F  X        40-F
                                                            -----          -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                                        Yes:            No:  X
                                                            -----          -----

                           North American News Release

           SIERRA WIRELESS ANNOUNCES Voq(TM) PROFESSIONAL PHONES WITH
                 INNOVATIVE E-MAIL SOLUTION FOR BUSINESS USERS

    Voq PROFESSIONAL PHONES TO ARM BUSINESS USERS WITH COMPELLING VOICE
                 AND DATA FUNCTIONALITY IN A SINGLE, POCKETABLE
                   MICROSOFT WINDOWS MOBILE(TM) BASED DEVICE

VANCOUVER, CANADA & LONDON, UK - OCTOBER 8TH, 2003 -- Sierra Wireless (NASDAQ:
SWIR - TSX: SW) announced today the Voq line of professional phones and value-added software for business users. New Voq-branded professional phones will be based on Microsoft Windows Mobile(TM) software for Smartphones and will feature both a familiar phone keypad and unique flip-open QWERTY thumbpad. The Voq product line also includes other hardware and software innovations for easy information navigation and retrieval, compelling text entry, and email that is automatically updated. The first Voq model will support global markets by operating over the GSM and GPRS wireless networks and is planned for commercial availability in the first half of 2004.

"Sierra Wireless is in a great position to succeed in the Smartphone market, from their strong background in wireless data to their established relationships with wireless carriers," said Roberta Wiggins, Director, Wireless and Mobile Services, The Yankee Group. "Our research points to an upcoming spike in the adoption of Smartphones and Voq's key features including the flip-open QWERTY thumbpad, make it a formidable offering in this market space."

"Sierra Wireless' Voq promises to be the most important new entrant in the messaging device space in 2004. By going with the Windows Mobile platform and leveraging their proven experience in wireless data, Sierra Wireless and Voq are setting the standard for future phone/messaging handhelds," said Ken Hyers, Senior Analyst, In-Stat/MDR.

The Voq professional phone is based on Windows Mobile(TM) software for Smartphones, which enables users to synchronize their most important information from Outlook, browse the Internet, listen to music, and customize their phones with personalization options. It has a 200MHz Intel(R) PXA262 processor with stacked flash memory with value-added hardware and software product capabilities that include:

     o A familiar 12-key dial-pad for full mobile phone functionality and a unique flip-open QWERTY thumbpad for easy text entry;

     o    A remarkably simple way to store, navigate and retrieve information;

     o Secure, automatically updated e-mail requiring no desktop redirector or dedicated server. The e-mail solution supports standard enterprise email systems including Microsoft Exchange(TM), Lotus Notes(TM), and Novell Groupwise(TM);

     o Software upgrade options with advanced e-mail functionality and support for existing Virtual Private Networking (VPN) security systems.

These capabilities are the result of extensive primary market research into the communications needs of mobile professionals. Sierra Wireless has an active IPR (Intellectual Property Rights) program and has applied for patent protection to cover the unique hardware and software differentiators it has conceived in the Voq product line.

"Sierra Wireless has expertise in providing wireless data solutions for business users, and we're pleased to welcome their new handset based on our Windows Mobile software," said Juha Christensen, Corporate Vice President of the Mobile Devices Division at Microsoft. "The Voq brand of Smartphones from Sierra Wireless combines the power and familiarity of our Windows Mobile software into an exciting and unique design."

"Sierra Wireless has done a great job creating a family of computing and communications devices with very innovative designs," said Ron Smith, senior vice president and general manager of Intel's Wireless Communications and Computing Group. "With the power and performance of the Intel processor and memory components, the Voq professional phone has delivered convergence and mobility for the business user."

"Voq leverages our own expertise in enterprise wireless data and our existing channels and relationships," said David Sutcliffe, Chairman and Chief Executive Officer of Sierra Wireless. "Busy professionals and corporate users need a wireless solution that can deliver compelling voice and data functionality in a single, pocketable device. We are investing in expanding our product line to meet these needs and are doing so with a continued business focus on growth and profitability."

The company has an existing global network of wireless operators and corporate technology channels and expects to take Voq to market under co-branding arrangements with some of these channels. Voq hardware and software products will be in network operator and end user testing programs in Europe and North America through Q1 of 2004. In addition to working closely with Microsoft and Intel, Sierra Wireless is partnering with Flextronics International Ltd., a global leader in wireless handset manufacturing, to manufacture Voq products.

Sierra Wireless provided financial guidance for the third and fourth quarters on July 17, 2003. There are no changes to the third quarter guidance resulting from this Voq professional phone announcement. Updates to fourth quarter guidance, if any, will be provided as previously planned on October 22, 2003 when we report Q3 results. The company has been funding Voq product and market development primarily through resource allocation and internally generated margins and plans to continue doing so.

For more detailed information on the Voq professional phone, visit our website at www.voq.com


CONFERENCE CALL AND INSTANT REPLAY

We will host a conference call to discuss Voq on October 8th, 2003 at 2:30 PM PDT, 5:30 PM EDT. To participate in this conference call, please dial the following toll free number approximately five minutes prior to the commencement of the call:

1-888-458-1598 (NORTH AMERICA)

+1 403-232-6311 (OVERSEAS)

PASSCODE: 38226#

Should you be unable to participate, Instant Replay will be available for seven business days following the conference call by dialing:

1-877-653-0545 PASSCODE: 198388#

We look forward to having you participate in our call.

ABOUT SIERRA WIRELESS

Sierra Wireless is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle. Sierra Wireless develops and markets Voq, a line of mobile phones with easy-to-use, secure software solutions for mobile professionals; AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications; and the MP line of rugged vehicle-mounted connectivity solutions.

"AirCard" and "Voq" are trademarks of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.


FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, revenues, gross margins, operating expenses, profits and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding future revenues depend upon our ability to develop, manufacture and supply products which we do not produce today and that meet defined specifications. When used in this press release, the words "plan," "expect," "believe," and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

(NOTE: EDITORS CAN DOWNLOAD PRODUCT PHOTOS BY VISITING: www.voq.com/pressroom)

PHOTO LINK: http://eservices.ccnmatthews.com/release/phone/phone.jpg


FOR FURTHER INFORMATION CONTACT:

Product information - North America:         Investor Relations:
Sierra Wireless                              Sierra Wireless
Andrea Susan Dyck                            Peter Roberts
Phone: (604) 233-7823                        Phone: (604) 231-1192
E-mail: adyck@sierrawireless.com             E-mail: proberts@sierrawireless.com

Product information - Europe:
Axicom UK
Jenny Holt
Phone:  +44 (0) 20 8392 4061
Mobile: +44 (0) 7730 438 762
E-mail: jenny.holt@axicom.com

                              European News Release

           SIERRA WIRELESS ANNOUNCES Voq(TM) PROFESSIONAL PHONES WITH
                 INNOVATIVE E-MAIL SOLUTION FOR BUSINESS USERS

      Voq PROFESSIONAL PHONES TO ARM BUSINESS USERS WITH COMPELLING VOICE
                 AND DATA FUNCTIONALITY IN A SINGLE, POCKETABLE
                   MICROSOFT WINDOWS MOBILE(TM) BASED DEViCE

       DEMONSTRATIONS AVAILABLE AT SIERRA WIRELESS BOOTH (NO. 2045 HALL 2)
                        AT ITU TELECOM WORLD 2003, GENEVA

VANCOUVER, CANADA & LONDON, UK - OCTOBER 8TH, 2003 -- Sierra Wireless (NASDAQ:
SWIR - TSX: SW) announced today the Voq line of professional phones and value-added software for business users. New Voq-branded professional phones will be based on Microsoft Windows Mobile(TM) software for Smartphones and will feature both a familiar phone keypad and unique flip-open QWERTY thumbpad. The Voq product line also includes other hardware and software innovations for easy information navigation and retrieval, compelling text entry, and email that is automatically updated. The first Voq model will support global markets by operating over the GSM and GPRS wireless networks and is planned for commercial availability in the first half of 2004.

"Traditional handset manufacturers are struggling to produce a Smartphone that truly addresses the needs of the corporate mainstream," said Dale Vile, Senior Analyst, Quocirca. "The ability to store and access business information is of little benefit if it cannot be navigated conveniently, and effective business messaging requires a comfortable input mechanism. Sierra Wireless understands that innovative ways of tackling these issues are essential if service providers are to gain acceptance of Smartphones and tap new revenue streams in the business sector."

The Voq professional phone is based on Windows Mobile(TM) software for Smartphones, which enables users to synchronize their most important information from Outlook, browse the Internet, listen to music, and customize their phones with personalization options. It has a 200MHz Intel(R) PXA262 processor with stacked flash memory with value-added hardware and software product capabilities that include:

     o A familiar 12-key dial-pad for full mobile phone functionality and a unique flip-open QWERTY thumbpad for easy text entry;

     o    A remarkably simple way to store, navigate and retrieve information;

     o Secure, automatically updated e-mail requiring no desktop redirector or dedicated server. The e-mail solution supports standard enterprise email systems including Microsoft Exchange(TM), Lotus Notes(TM), and Novell Groupwise(TM);

     o Software upgrade options with advanced e-mail functionality and support for existing Virtual Private Networking (VPN) security systems.

These capabilities are the result of extensive primary market research into the communications needs of mobile professionals. Sierra Wireless has an active IPR (Intellectual Property Rights) program and has applied for patent protection to cover the unique hardware and software differentiators it has conceived in the Voq product line.

"Sierra Wireless has expertise in providing wireless data solutions for business users, and we're pleased to welcome their new handset based on our Windows Mobile software," said Juha Christensen, Corporate Vice President of the Mobile Devices Division at Microsoft. "The Voq brand of Smartphones from Sierra Wireless combines the power and familiarity of our Windows Mobile software into an exciting and unique design."

"Sierra Wireless has done a great job creating a family of computing and communications devices with very innovative designs," said Ron Smith, senior vice president and general manager of Intel's Wireless Communications and Computing Group. "With the power and performance of the Intel processor and memory components, the Voq professional phone has delivered convergence and mobility for the business user."

"Voq leverages our own expertise in enterprise wireless data and our existing channels and relationships," said David Sutcliffe, Chairman and Chief Executive Officer of Sierra Wireless. "Busy professionals and corporate users need a wireless solution that can deliver compelling voice and data functionality in a single, pocketable device. We are investing in expanding our product line to meet these needs and are doing so with a continued business focus on growth and profitability."

The company has an existing global network of wireless operators and corporate technology channels and expects to take Voq to market under co-branding arrangements with some of these channels. Voq hardware and software products will be in network operator and end user testing programs in Europe and North America through Q1 of 2004. In addition to working closely with Microsoft and Intel, Sierra Wireless is partnering with Flextronics International Ltd., a global leader in wireless handset manufacturing, to manufacture Voq products.

Sierra Wireless provided financial guidance for the third and fourth quarters on July 17, 2003. There are no changes to the third quarter guidance resulting from this Voq professional phone announcement. Updates to fourth quarter guidance, if any, will be provided as previously planned on October 22, 2003 when we report Q3 results. The company has been funding Voq product and market development primarily through resource allocation and internally generated margins and plans to continue doing so.

For more detailed information on the Voq professional phone, visit our website at www.voq.com

CONFERENCE CALL AND INSTANT REPLAY

We will host a conference call to discuss Voq on October 8th, 2003 at 2:30 PM PDT, 5:30 PM EDT. To participate in this conference call, please dial the following toll free number approximately five minutes prior to the commencement of the call:

1-888-458-1598 (NORTH AMERICA)

+1 403-232-6311 (OVERSEAS)

PASSCODE: 38226#

Should you be unable to participate, Instant Replay will be available for seven business days following the conference call by dialing:

1-877-653-0545 PASSCODE: 198388#

We look forward to having you participate in our call.

ABOUT SIERRA WIRELESS

Sierra Wireless is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle. Sierra Wireless develops and markets Voq, a line of mobile phones with easy-to-use, secure software solutions for mobile professionals; AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications; and the MP line of rugged vehicle-mounted connectivity solutions.

"AirCard" and "Voq" are trademarks of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.


FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, revenues, gross margins, operating expenses, profits and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding future revenues depend upon our ability to develop, manufacture and supply products which we do not produce today and that meet defined specifications. When used in this press release, the words "plan," "expect," "believe," and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

(NOTE: EDITORS CAN DOWNLOAD PRODUCT PHOTOS BY VISITING: www.voq.com/pressroom)


FOR FURTHER INFORMATION CONTACT:

Product information - North America:     Investor Relations:
Sierra Wireless                          Sierra Wireless
Andrea Susan Dyck                        Peter Roberts
Phone: (604) 233-7823                    Phone: (604) 231-1192
E-mail: adyck@sierrawireless.com         E-mail: proberts@sierrawireless.com

Product information - Europe:            Demonstrations at ITU Telecom World
Axicom UK                                Axicom UK
Jenny Holt                               Emily Wearmouth
Phone:  +44 (0) 20 8392 4061             Phone:  +44 (0) 20 8392 4064 (per show)
Mobile: +44 (0) 7730 438 762             Mobile: +44 (0) 7711 837 348
E-mail: jenny.holt@axicom.com            E-mail: emily.wearmouth@axicom.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Sierra Wireless, Inc.

                                        By: /s/  Peter W. Roberts
                                           -------------------------------------
                                           Peter W. Roberts,
                                           Chief Financial Officer


Date: October 9, 2003